Exhibit 99.1

NEWS RELEASE

Media Contact: Fiona McCaul, office: (813) 426-3916 ; cell: (813) 505-0259

GERDAU AMERISTEEL PURCHASES FARGO IRON AND METAL COMPANY

Fargo, N.D., March 23, 2006-Gerdau Ameristeel (TSX: GNA.TO, NYSE: GNA) today announced that it has acquired Fargo Iron and Metal Company, headquartered in Fargo, North Dakota. Terms of the transaction were not disclosed.

For more than 100 years, Fargo Iron and Metal has served the steel industry as a scrap yard and processing facility. The facility also provides a steel service center for local manufacturers and construction companies. Fargo has one location and employs approximately 25 people.

“The Fargo Iron operations and experienced team will enhance Gerdau Ameristeel’s continuing strategy to grow the company’s scrap processing capability throughout North America,” said Matt Yeatman, vice president of Raw Materials. “Fargo is a great fit because of its proximity to the four existing North Dakota scrap yards and our midwest steel operations. “

Gerdau Ameristeel operates 17 scrap processing facilities, including 7 auto shredders in the U.S. and Canada.

About Gerdau Ameristeel:
Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 8.4 million tons of mill finished steel products. Through its vertically integrated network of 15 minimills (including one 50%-owned minimill), 17 scrap recycling facilities, and 43 downstream operations (including two 50%-owned joint ventures), Gerdau Ameristeel primarily serves customers in the eastern two-thirds of North America. The company’s products are generally sold to steel service centers, to fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, cellular and electrical transmission, automotive, mining and equipment manufacturing. Gerdau Ameristeel’s common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO and the New York Stock Exchange under the symbol GNA.

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